January 19, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Eastern Resources, Inc.
Post- Effective Amendment No. 1 to Registration Statement on Form S-1
Filed December 30, 2011
File No. 333-149850

Attention:	Ms. Loan Lauren P. Nguyen, Special Counsel
Ms. Tonya K. Aldave

Dear Ms. Nguyen:

On behalf of our firm’s client, Eastern Resources, Inc., a Delaware corporation (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 13, 2012 (the “Comment Letter”), addressed to Thomas H. Hanna, Jr., Chief Executive Officer of the Company, relating to the  above-captioned Registration Statement on Form S-1 filed by the Company, as amended by Post-Effective Amendment No. 1 thereto, filed on December 30, 2011.  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

General

1.
It appears that the prospectus included in post-effective amendment no. 1 has been in use for more than nine months and the information contained in the prospectus was more than 16 months old prior to the filing of your post-effective amendment. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please tell us whether any offers or sales were made using the prospectus during the period in which your audited financial statements were not current. Additionally, please tell us how you communicated to the selling security holders that they may not sell securities pursuant to the registration statement until current financial statements have been filed. Refer to Securities Act Section 10(a)(3) and Securities Act Rule 427.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2012

Company Response

To the best of the Company’s knowledge, no offers were made using the prospectus during the period in which the Company’s audited financial statements were not current.  No sales were made using the prospectus during this period.  The Company did not notify the selling security holders that they could not use the prospectus to sell the Company’s securities when the financials contained in the prospectus were no longer current because, at that time, (i) there was no voiced interest among the stockholders to be able to use the prospectus to make sales and (ii) the Company did not want to expend the resources to re-activate the prospectus, particularly being that Rule 144 was available for stockholder sales.  Once the Company determined to file a post-effective amendment to its resale registration statement, it sent selling stockholder questionnaires in June 2011 to all of the selling stockholders listed in the original prospectus informing them that it was preparing to file a post-effective amendment with an updated prospectus and asking them whether they wanted their shares to be included in the list of selling stockholders in the revised prospectus.

Signatures, page II-7

2.	Please revise the first signature block to follow the language set out in Form S-1.

Company Response

The Company filed a Post-Effective Amendment No. 2 to its Registration Statement on Form S-1 with the Commission on January 18, 2012 to correct the language in the first signature block to conform to the language set out in Form S-1.

*           *           *           *           *

We believe that the explanations contained in this letter and the changes in the Post-Effective Amendment No. 2 that was filed with the Commission yesterday, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made by the Amendment No. 2, please contact me at (212) 400-6900.

Sincerely yours,

/s/ Paul C. Levites
Paul C. Levites

cc:	Thomas H. Hanna Jr.